FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

1 May 2025

HSBC HOLDINGS PLC

HSBC GROUP CHAIRMAN

HSBC Holdings plc (the 'Company') today provides an update on the HSBC Group Chairman succession process. Having joined the Board on 1 September 2017, and assumed the role of Group Chairman on 1 October 2017, Sir Mark Tucker has advised the Board of his intention to retire as Group Chairman before the end of 2025.

Mark commented: "It has been a great honour and privilege to lead HSBC as Chair. I am deeply grateful for the trust and support I have received from the Board, management, and colleagues and am very proud of all that we have accomplished together. With the strong foundations laid over the last eight plus years, I am very confident that under Georges' leadership, HSBC will go from strength to strength. I wish HSBC and all its stakeholders continued success and prosperity."

The Board's Nomination and Corporate Governance Committee has commenced the process to select Sir Mark's successor as Group Chairman. This process is being led by Ann Godbehere, Senior Independent non-executive Director.

Ann Godbehere commented: "On behalf of the Board and all our colleagues at HSBC, I want to thank Mark for the tremendous value he has added to HSBC over the past eight plus years. As Group Chairman, he has provided strategic guidance and clarity to the management team, streamlined the Board and overseen material improvements to the Group's people succession and governance processes. Mark also provided excellent stewardship of the Bank through the COVID-19 pandemic, and most recently, led the Group CEO succession process. Very importantly, he has also deepened the Group's relationships with key clients, regulators and investors around the world.

"The Board is conducting a thorough process to identify the best candidate to lead the Board, and support Group CEO, Georges Elhedery, and the wider management team, through the next period of development and growth for the Bank. I am delighted that Mark will remain as a strategic adviser to the Group CEO and the Board whilst the succession process for a permanent Chair continues."

The Company will provide an update on succession for the Group Chairman role in due course.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and no matters relating to the retirement of Sir Mark Tucker that need to be brought to the attention of the shareholders of the Company.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England and Wales with limited liability. Registration number 617987.

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,054bn at 31 March 2025, HSBC is one of the world's largest banking and financial services organisations.

Media enquiries to:

Press Office                      +44 (0) 20 7991 8096                   pressoffice@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 01 May 2025